

Mail Stop 3561

January 29, 2007

Mr. Douglas S. Levell
President, CEO and Financial Officer
Argenta Systems, Inc.
132 – 2220 Shannon Ridge Drive
Kelowna, BC, Canada V4T 2Y6

Re: Argenta Systems, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed March 31, 2006
Forms 10-QSB for the quarters ended March 31 and June 30, 2006
Filed May 11 and August 11, 2006
File No. 0-32541

Dear Mr. Levell:

We issued comments to you on the above captioned filings on August 18, 2006. As of the date of this letter, these Comments remain outstanding and unresolved. We expect you to contact us by February 5, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 5, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letter and response letter relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Maureen Bauer at 202-551-3237 if you have any questions.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief
      Accountant
      Office of Emerging Growth
      Companies